

Mail Stop 3720

September 25, 2009

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425-8° andar
Leblon 22430-190
Rio de Janeiro-RJ, Brazil

> **Re:** **Tele Norte Leste Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed July 13, 2009**
> **File No. 1-14487**

Dear Mr. Zornig:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 84

Critical Accounting Policies and Estimates, page 88

1. We note your statement at page 92 that you do not amortize goodwill in your consolidated statements of income beginning on January 1, 2008. This statement appears inconsistent with your disclosure at page F-87 and the adjustment recorded at page F-106. Please clarify your accounting policy.

Note 26 – Provisions for contingencies, page F-55

(c) Summary of the changes in the balances of the provisions for legal contingencies, page F-56

2. Describe for us in more detail the nature of the change in your method for calculating losses in relation to labor claims and why you believe the reversal of R$408 million of provision for legal contingencies was appropriate during the fiscal year ended December 31, 2007. Explain to us why this is considered a change in estimate and not an error correction. Also, tell us how you treated this item for US GAAP reporting purposes and explain your basis for this treatment.

Note 36 – Summary of the differences between Brazilian GAAP and US GAAP, page F-87

(c) Business combinations, page F-87

Acquisition of TNCP (Amazonia), page F-89

3. Clarify for us why the amount of goodwill recorded for your acquisition of TNCP was the same under Brazilian GAAP and US GAAP, in light of the differences in policy discussed at page F-87. It is also unclear to us why you recorded additional amounts of goodwill associated with Amazonia, which is controlled by and consolidated by TNCP. In addition, please provide us and disclose in future filings, your purchase price allocation for your acquisition of these entities.

(k) Stock option, page F-94

4. We note your disclosure that, under Brazilian GAAP, you recognize stock options at fair value over the vesting period. Explain to us in more detail the

nature of the differences between the accounting treatment of options under Brazilian GAAP and US GAAP.

(m) Income tax and social contribution, page F-95

5. Tell us where you have classified the liabilities associated with unrecognized tax benefits under FIN 48 in your balance sheet.

(q) Statement of cash flows, page F-99

6. Clarify for us the nature of the adjustment for cash flows related to trading securities. Tell us where these cash flows were classified for Brazilian GAAP for each of the years presented. In addition, your US GAAP classification of these cash flows for 2008 as investing activities at page F-101 and F-103 appears inconsistent with your disclosure at page F-100, which states that they are presented as operating activities.

7. Explain to us why the amounts presented as cash flows relating to operating activities, investing activities and financing activities as well as the balance of cash and cash equivalents under US GAAP for the years ended December 31, 2007 and 2006 are different from those previously disclosed in your prior Form 20-F.

Note 37 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-106

8. Explain to us how you calculated adjustment (d) relating to the Fistel fee upon activation of new clients and why the magnitude of this adjustment varied significantly in 2008 as compared to 2006 and 2007.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director